UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2021

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On September 19, 2021, Safe-T Group Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on August 12, 2021, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.

To re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

Approved
2a.	To re-appoint Mr. Shachar Daniel as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company’s Amended Articles of Association or any law.	Approved
2b.	To re-appoint Mr. Moshe Tal as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company’s Amended Articles of Association or any law.	Approved
3.	To approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.	Not Approved
4.	To grant Mr. Chen Katz, Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal, options to purchase Ordinary Shares, as set forth in the Proxy Statement.	Approved
5.	To grant Mr. Shachar Daniel options to purchase Ordinary Shares as set forth in the Proxy Statement.	Approved
6.	To approve an update to the terms of compensation to Mr. Amir Mizhar as set forth in the Proxy Statement.	Not Approved
7a.	To approve a Maximum Annual Bonus Plan to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.	Not Approved
7b.	To approve 2021 objectives and remuneration to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.	Approved
7c.	To approve grant of a Special Bonus to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.	Not Approved
8.	To approve 2021 Objectives and remuneration to Mr. Chen Katz, the Company’s active Chairman of the Board of Directors.	Approved
9.	To approve a special bonus for Mr. Barak Avitbul, the Company’s Privacy Business Unit Manager.	Not Approved
10.	To approve the adjustment in ratio between the Company’s Ordinary Shares (traded on TASE) and ADSs (traded on Nasdaq) by changing the ratio between them from 40:1 to 1:1 (which will have an impact only on the amount of the Ordinary Shares and not on the amount of the ADSs), thereby resulting in a reverse split of the Company’s authorized and issued Ordinary Shares (which will not affect in any way the Company’s ADSs), and to amend the Company’s articles of association to affect the same.	Approved

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: September 20, 2021

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